Exhibit 99.1

FOR IMMEDIATE RELEASE

Gannett Increases All-Cash Offer for Tribune Publishing to $15.00 Per Share

Revised Offer Represents a 99 Percent Premium to Tribune’s April 22, 2016 Closing Stock Price

MCLEAN, Va.— May 16, 2016 — Gannett Co., Inc. (NYSE: GCI) (“Gannett”) today announced that it has increased its all-cash, premium offer to acquire Tribune Publishing Company (NYSE: TPUB) (“Tribune”) to $15.00 per share from $12.25 per share, subject to due diligence. The revised offer represents a premium of 99% to Tribune’s closing price of $7.52 per share on April 22, 2016, the last trading day before Gannett publicly announced its initial offer for Tribune. The total value of the revised offer is approximately $864 million, including the assumption of certain Tribune liabilities, which include approximately $385 million of debt outstanding as of March 27, 2016.

John Jeffry Louis, Chairman of the Gannett Board of Directors, said, “Our increased offer demonstrates our commitment to engaging in serious and meaningful negotiations with the Tribune Board to reach a mutually agreeable transaction where Gannett acquires all of Tribune. It is evident from our discussions with Tribune shareholders that there is overwhelming support for the companies to engage immediately regarding our proposed transaction. By increasing our offer at this time, we are reaffirming Gannett’s belief that this transaction would deliver significant value to both companies’ stakeholders and that the time to act is now. We encourage Tribune’s shareholders to send a clear message to their Board to engage immediately with Gannett regarding our revised all-cash, premium offer.”

The decision by Gannett to submit a revised offer to acquire Tribune for $15.00 per share reflects additional analysis of certain information revealed in Tribune’s financial statements filed on May 5, 2016, including debt, cash balance and pension liabilities. In addition, after further review, Gannett has greater confidence in its ability to yield additional operational improvements in this transaction. These expectations are subject to the completion of confirmatory due diligence.

Robert J. Dickey, president and chief executive officer of Gannett, said, “Gannett, with the assistance of its outside advisors, is ready to immediately engage with Tribune on an expedited basis. Our increased, all-cash offer provides Tribune shareholders with a significant premium of 99 percent and immediate, certain value. By not engaging constructively with Gannett and continuing to pursue an unproven strategy based on its Tronc platform, we believe Tribune is jeopardizing its shareholders’ investment and disregarding their best interests.”

Mr. Dickey continued, “We are committed to making this exciting transaction a reality. We have a deep respect for the outstanding journalism at Tribune and are committed to continuing to support those efforts as we move forward. Furthermore, Gannett’s strategy to grow the USA TODAY NETWORK would seamlessly extend to Tribune and benefit all Tribune and Gannett stakeholders as we continue our focus on producing high-quality, local and national content.”

The Gannett Board and management team are committed to completing a transaction as soon as possible. Gannett has completed extensive analysis of the proposed transaction based on publicly available information and is confident that the antitrust clearance necessary to consummate the proposed transaction will be obtained.

Gannett is also soliciting “WITHHOLD” votes in connection with the election of all eight nominees to the Tribune Board. Gannett encourages Tribune shareholders to send a clear and coordinated message to their Board that they expect superior, certain and immediate value for their shares.

Below is the text of the letter that was sent on May 16, 2016 to Tribune’s Board of Directors:

VIA ELECTRONIC MAIL

May 16, 2016

Board of Directors

Tribune Publishing Company

435 North Michigan Avenue

Chicago, Illinois 60611

c/o Mr. Justin C. Dearborn, Chief Executive Officer & Director

Mr. Dearborn:

I am writing to inform you that the Gannett Board of Directors has approved an increase to $15.00 per share (the “Purchase Price”) for our all-cash offer to acquire all of Tribune Publishing Company (“Tribune” or the “Company”). Our increased offer is based on our review of Tribune’s most recent 10-Q filing (including changes to debt, cash balance and pension liabilities). In addition, after further review, we have greater confidence in our ability to yield additional operational improvements in this transaction.

This Purchase Price represents a 99% premium to the unaffected stock price on April 22, 2016, the last trading day before we made our $12.25 per share offer public. We note that the $15.00 per share offer price also represents a 76% premium to the $8.50 share price at which the Company recently issued common shares. Our offer continues to be free of any financing condition.

We trust that the Board of Directors, in line with its duties to Tribune shareholders, will agree that the offer is so compelling that they will begin constructive negotiations with Gannett immediately.

We believe that we have a unique opportunity right now to create an even stronger, industry-leading multi-platform media company committed to high-quality “local-to-national” journalism through our USA TODAY NETWORK. Given the benefits of an acquisition of Tribune, its high-quality assets, and its talented employees, we also believe that time is of the essence to proceed with this transaction.

As we have indicated previously, our offer price is based on our review of publicly available information, and remains subject to due diligence. We are prepared to begin working on due diligence immediately. This offer remains conditioned upon execution of a definitive purchase agreement with representations, warranties, and covenants customary for public company transactions of this type. We anticipate that the drafting and negotiation of the agreement could be accomplished concurrently with our confirmatory diligence process. This proposal has been reviewed and approved by Gannett’s Board; any definitive transaction agreement remains subject to final approval from Gannett’s Board.

We look forward to hearing from you and to pursuing this mutually beneficial, highly compelling transaction.

Sincerely,
GANNETT CO., INC.

By:

/s/ Robert Dickey
Robert Dickey
President and CEO

Methuselah Advisors is acting as the exclusive financial advisor to Gannett and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel.

ABOUT GANNETT

Gannett Co., Inc. (NYSE: GCI) is a new kind of media company committed to strengthening communities across the nation. Through trusted, compelling content and unmatched local-to-national reach, the company touches the lives of more than 100 million people monthly. With more than 120 markets internationally, it is known for Pulitzer Prize-winning newsrooms, powerhouse brands such as USA TODAY and specialized media properties. To connect with us, visit www.gannett.com.

FORWARD LOOKING STATEMENTS

Certain statements in this communication may be forward looking in nature or constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed acquisition of Tribune by Gannett and the benefits of the proposed acquisition. Forward-looking statements include all statements that are not historical facts and can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Any such statements speak only as of the date the statements were made and are not guarantees of future performance. The matters discussed in these forward-looking statements are subject to a number of risks, trends, uncertainties and other factors that could cause actual results and developments to differ materially from those projected, anticipated or implied in the forward-looking statements. These factors include, among other things, the ability of Gannett and Tribune to agree to the terms of the proposed transaction and, in the event a definitive transaction agreement is executed, the ability of the parties to obtain any necessary stockholder and regulatory approvals, to satisfy any other conditions to the closing of the transaction and to consummate the proposed transaction on a timely basis, as well as changes in business strategies, economic conditions affecting the newspaper publishing business and Gannett’s ability to successfully integrate Tribune’s operations and employees with Gannett’s existing business. Additional information regarding risks, trends, uncertainties and other factors that may cause actual results to differ materially from these forward-looking statements is available in Gannett’s filings with the U.S. Securities and Exchange Commission, including Gannett’s annual report on Form 10-K. Any forward-looking statements should be evaluated in light of these important risk factors. Gannett is not responsible for updating or revising any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ADDITIONAL INFORMATION

Gannett filed a preliminary proxy statement and an accompanying GOLD proxy card with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2016, which will be used to solicit withhold votes with respect to the election of all of the director candidates nominated by Tribune for election at Tribune’s 2016 annual meeting of stockholders. This communication is not a substitute for such preliminary proxy statement. INVESTORS AND SECURITY HOLDERS OF TRIBUNE ARE URGED TO READ SUCH PRELIMINARY PROXY STATEMENT, AND ANY OTHER DOCUMENTS FILED WITH THE SEC WITH RESPECT TO GANNETT’S SOLICITATION REGARDING TRIBUNE’S 2016 ANNUAL MEETING OF STOCKHOLDERS IF AND WHEN THEY BECOME AVAILABLE, CAREFULLY IN THEIR ENTIRETY AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE SOLICITATION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC through the web site maintained by the SEC at http://www.sec.gov.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication also relates to a proposal that Gannett has made for a business combination transaction with Tribune. In furtherance of this proposal and subject to future developments, Gannett (and, if a negotiated transaction is agreed, Tribune) may file one or more proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement or other document Gannett and/or Tribune may file with the SEC in connection with the proposed transaction.

Investors and security holders of Tribune are urged to read the proxy statements or other documents filed with the SEC WITH RESPECT TO THE PROPOSED TRANSACTION carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement with respect to the proposed transaction (if and when available) will be mailed to stockholders of Tribune. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC through the web site maintained by the SEC at http://www.sec.gov.

Gannett and its respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies with respect to Tribune’s 2016 annual meeting of stockholders. This communication does not constitute a solicitation of a proxy from any stockholder with respect to the proposed transaction. However, Gannett and/or Tribune and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Gannett’s directors and executive officers in Gannett’s definitive proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on March 23, 2016, and Gannett’s annual report on Form 10-K for the fiscal year ended December 27, 2015, which was filed with the SEC on February 25, 2016. You can find information about Tribune’s directors and executive officers in Tribune’s definitive proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 19, 2016. Additional information regarding the interests of such potential participants will be included in one or more proxy statements or other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents using the sources indicated above.

CONTACT:

FOR MEDIA INQUIRIES:

Amber Allman, 703-854-5358

Vice President, Corporate Communications

aallman@gannett.com

or

Joele Frank, Wilkinson Brimmer Katcher

Joele Frank / Michael Freitag / Ed Trissel, 212-355-4449

FOR INVESTOR INQUIRIES:

Michael Dickerson, 703-854-6185

Vice President, Investor Relations

mdickerson@gannett.com

or

Innisfree M&A Incorporated

Art Crozier / Jennifer Shotwell / Larry Miller, (212) 750-5833